FTE NETWORKS, INC.

999 Vanderbilt Beach Rd, Suite 601

Naples, FL

April 6, 2016

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn: Larry Spirgel, Assistant Director

Re:	FTE Networks, Inc. Preliminary Information Statement on Schedule 14C Filed March 9, 2016 File No. 000-31355

Dear Mr. Spirgel:

FTE Networks, Inc. (the “Company”) confirms receipt of the letter dated March 18, 2016 from the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the above-referenced filing (the “PRE 14C”). We are responding to the Staff’s comments as set forth below. The Company’s responses to the Staff’s comments are in identical numerical sequence. For the convenience of the Staff, each comment is repeated verbatim with the Company’s response immediately following.

General

COMMENT 1.	Please describe the events that led to the obtainment of the referenced written consents and provide a detailed legal analysis of the basis on which you concluded that the process of obtaining the consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l). Please also describe the respective relationships of 5G Investments, LLC and TBK327 Partners, LLC to FTE.

RESPONSE:	Exchange Act Rule 14a-1(1) defines “Solicitation” to include (i) Any request for a proxy whether or not accompanied by or included in a form of proxy, (ii) any request to execute or not to execute, or to revoke, a proxy, or (iii) the furnishing of a form of proxy or other communication to security holders under circumstances reasonably calculated to result in the procurement, withholding or revocation of a proxy; provided that, “Solicitation” does not include (i) The furnishing of a form of proxy to a security holder upon the unsolicited request of such security holder, (ii) the performance by the registrant of acts required by § 240.14a-7, (iii) the performance by any person of ministerial acts on behalf of a person soliciting a proxy, or (iv) a communication by a security holder who does not otherwise engage in a proxy solicitation (other than a solicitation exempt under § 240.14a-2) stating how the security holder intends to vote and the reasons therefor, provided that the communication: (A) is made by means of speeches in public forums, press releases, published or broadcast opinions, statements, or advertisements appearing in a broadcast media, or newspaper, magazine or other bona fide publication disseminated on a regular basis, (B) is directed to persons to whom the security holder owes a fiduciary duty in connection with the voting of securities of a registrant held by the security holder, or (C) is made in response to unsolicited requests for additional information with respect to a prior communication by the security holder made pursuant to 14a-1(l)(2)(iv).

Larry Spirgel

U.S. Securities and Exchange Commission

April 6, 2016

Following the execution of a Plan of Merger on June 19, 2013, 5G Investments, TBK327 Partners, LLC, TLP Investments and Michael Palleschi, each of whom were stockholders at the time, consented to a reverse split in order to recapitalize the Company. However, the Company deregistered in September 2014 prior to effecting the reverse stock split. The Company subsequently filed a registration statement on March 17, 2015 to once again register its common stock pursuant to Section 12(g) of the Exchange Act of 1934, as amended. On May 16, 2015, the registration statement became effective, and on December 10, 2015, our common stock resumed quotation on the OTC Markets. In light of the foregoing, each of the consenting stockholders previously mentioned, in addition to Lateral JusCom Feeder, LLC, Lateral FTE Feeder, LLC and Lateral US Credit Opportunities Fund, L.P. (the “Lateral Entities”), expressed their desire to effect the reverse stock split that the long time stockholders had previously consented to.

The non-management stockholders repeated called the Chief Executive Officer and management, communicated their expectation that the reverse split be implemented and requested that the Company send them consent forms to consent to the reverse split. Consequently, the Company advised the non-management stockholders that it would send them consent forms for their signature. Subsequent to these informal discussions, the Company’s Board of Directors then approved the reverse split and the corresponding amendment to the Articles of Incorporation transaction. The consenting stockholders provided their written consents.

Larry Spirgel

U.S. Securities and Exchange Commission

April 6, 2016

The Company does not believe that the communications between the Company’s Chief Executive Officer and the non-management consenting stockholders involved a solicitation within the meaning of Rule 14a-1(l)(1) of the Exchange Act. Rather, the Company believes that these communications fall within the purview of communications that do not constitute solicitation under Rule 14a-l (l)(2)(iv), specifically, “a communication by a security holder who does not otherwise engage in a proxy solicitation (other than a solicitation exempt under section 240.14a–2) stating how the security holder intends to vote and the reasons therefor, provided that the communication… (c) is made in response to unsolicited requests for additional information with respect to a prior communication by the security holder made pursuant to 14a-1(l)(2)(iv)”. Such communications entailed collaborative discussions between the Company’s Chief Executive Officer and a small group of active stockholders who were part of management of the Company, long-term investors or otherwise significant investors in the Company, for the purpose of exploring steps that would be in the best interests of the Company and all of its stockholders. Several consenting stockholders had previously provided approval for the reverse split and continued to discuss effecting the reverse split amongst themselves and with the Company. Other consenting stockholders independently expressed their willingness to provide approval for the Company to effect the reverse split. Furthermore, no commission or remuneration was paid in obtaining the stockholder consents. As such, it is the Company’s position that the subject process of obtaining consents did not involve a solicitation within the meaning of Exchange Act Rule 14a-1(l).

Regarding the respective relationships of 5G Investments, LLC and TBK327 Partners, LLC to the Company, we intend to draft and file the Definitive Information Statement on Schedule 14C (the “DEF 14C”) to describe such relationships as follows in footnotes (2) and (4), respectively, to the “INFORMATION ON CONSENTING STOCKHOLDERS” Section of the DEF 14C:

(2) 5G Investments, LLC is a stockholder of the Company as indicated above, having no other business relationships with the Company. The control person of 5G Investments, LLC is Hugh Regan. Mr. Regan is the Executive Director of Investment Banking at Laidlaw & Co. which previously was engaged as an investment banking firm by the Company and is a stockholder of the Company. The address of record for 5G Investments, LLC is 546 5th Avenue, 23rd Floor, New York, New York 10036.

(4) TBK327 Partners, LLC is a stockholder of the Company as indicated above, having no other business relationships with the Company. The control person of TBK327 Partners, LLC is Christopher Ferguson. Mr. Ferguson is member of the Board. The address of record for TBK327 Partners, LLC is 1758 Red Hawk Way, Bethlehem, PA 18018.

Larry Spirgel

U.S. Securities and Exchange Commission

April 6, 2016

Information on Consenting Stockholders

COMMENT 2:	We note your statement that “[w]ritten [c]onsent was executed by stockholders who collectively own shares of Common Stock and shares of Preferred Stock representing 59.6% of the voting power of the Company.” It appears from your consenting stockholder information table that only 53.2% of the total voting power consented and this total was generated solely from Series D and Series F Preferred Stock. Please advise or revise. We also note that Michael Palleschi’s voting power is recorded as both 4.7% and 8.4%. Please clarify.

RESPONSE:	In response to the Staff’s comment above, the statement contained in the Section titled “AUTHORIZATION BY THE BOARD OF DIRECTORS AND THE MAJORITY STOCKHOLDERS” that reads “[t]he Written Consent was executed by stockholders who collectively own shares of Common Stock and shares of Preferred Stock representing 59.6% of the voting power of the Company” will be updated in the DEF 14C to replace “59.6%” with “53.4%” and to specify that such voting power was comprised of Series D and Series F Preferred Stock. The inclusion of “59.6%” was a typographical error. Further, regarding Michael Palleschi’s voting power, such value should read 4.7% in the DEF 14C which will be reflected in the replacement of the 8.4% figure cited in the initial table contained in the “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS” table. Moreover, the “INFORMATION ON CONSENTING STOCKHOLDERS” table shall be updated in full as per the below:

Name, Address and Affiliation of Consenting Stockholders (1)	Common Stock Owned	Percentage of Common Stock Owned	Series of Preferred Stock Owned	Number of Shares of Preferred Stock Series Owned	Percentage of Preferred Stock Series Owned	Common Stock Equivalent of Preferred Stock Series Owned	Percentage of Voting Power Represented by Consenting Shares
5G Investments, LLC (2)			Series D	984,918	49.4%	19,698,360	18.54%
Michael Palleschi(3)			Series F	252,022	26.0%	5,040,440	4.7%
TBK327 Partners, LLC(4)			Series D	334,613	16.8%	6,692,260	6.3%
Lateral JusCom Feeder, LLC(5)			Series D	54,480	2.7%	1,089,600	1.0%
			Series F	223,192	23.0%	4,463,840	4.2%
Lateral FTE Feeder, LLC(6)			Series D	108,961	5.5%	2,179,220	2.1%
			Series F	168,711	17.4%	3,374,220	3.2%
TLP Investments, LLC (7)			Series D	445,445	22.3%	8,908,900	8.4%
John Wood(8)			Series F	113,015	11.6%	2,260,300	2.1%
John Klumpp(9)			Series F	58,757	6.1%	1,175,140	1.1%
Carlie Ancor(10)			Series F	56,507	5.8%	1,130,140	1.1%
Anthony Sirotka(11)			Series F	31,507	3.2%	630,140	0.6%
Sarah Winner(12)			Series F	7,500	0.8%	150,000	0.1%
Total						56,792,560	53.4%

Larry Spirgel

U.S. Securities and Exchange Commission

April 6, 2016

(1)	Unless otherwise noted, the address for each consenting stockholder is 999 Vanderbilt Beach Road, Suite 601, Naples, Florida 34108.
(2)	5G Investments, LLC is a stockholder of the Company as indicated above, having no other business relationships with the Company. The control person of 5G Investments, LLC is Hugh Regan. Mr. Regan is the Executive Director of Investment Banking at Laidlaw & Co. which previously was engaged as an investment banking firm by the Company and is a stockholder of the Company. The address of record for 5G Investments, LLC is 546 5th Avenue, 23rd Floor, New York, New York 10036.
(3)	Michael Palleschi is our Chief Executive Officer and Chairman of our Board.
(4)	TBK327 Partners, LLC is a stockholder of the Company as indicated above, having no other business relationships with the Company. The control person of TBK327 Partners, LLC is Christopher Ferguson. Mr. Ferguson is member of the Board. The address of record for TBK327 Partners, LLC is 1758 Red Hawk Way, Bethlehem, PA 18018.
(5)	The address for Lateral JusCom Feeder, LLC is 1825 S. Grant Street, Suite 210, San Mateo, CA 94402. Lateral JusCom Feeder, LLC is our credit facility holder.
(6)	The address for Lateral FTE Feeder, LLC is 1825 S. Grant Street, Suite 210, San Mateo, CA 94402.Lateral FTE Feeder, LLC is our credit facility holder.
(7)	The control person of TLP Investments, LLC is Amber Palleschi, the spouse of our Chief Executive Officer. The address of record for Mrs. Palleschi is 1454 Palma Blanca Court, Naples, FL 34109.
(8)	John Wood is our Chief Operating Officer.
(9)	John Klumpp is our Chief Strategy Officer and a member of our Board.
(10)	Carlie Ancor is our Chief Technology Officer.
(11)	Anthony Sirotka is our Senior Vice President of Business Development.
(12)	Sarah Winner is our Vice President of Corporate Communications.

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The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Larry Spirgel

U.S. Securities and Exchange Commission

April 6, 2016

We trust this response satisfactorily responds to your request. If you have any questions, please do not hesitate to contact me or the Company’s outside legal counsel Clayton Parker at K&L Gates LLP (305) 539-3300.

Sincerely,

FTE NETWORKS, INC.

/s/ Michael Palleschi
Name: Michael Palleschi
Title: CEO

cc:	William Mastrianna, Attorney-Advisor, SEC Division of Corporation Finance
Clayton E. Parker, Esq. of K&L Gates LLP
John D. Owens III, Esq. of K&L Gates LLP